UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/S/ LOUIS T. HSIEH
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: October 20, 2009

2

Exhibit Index

Exhibit 99.1 – Press Release

3

Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter

Ended August 31, 2009

Net Revenues Increased by 26.3% Year-Over-Year

GAAP Net Income Increased by 27.1% Year-Over-Year

Beijing, October 20, 2009 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the first quarter ended August 31, 2009, which is the first quarter of New Oriental’s fiscal year 2010.

Highlights for the First Fiscal Quarter Ended August 31, 2009

¿	Total net revenues increased by 26.3% year-over-year to US$149.4 million from US$118.3 million in the same period of the prior fiscal year.

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GAAP net income increased by 27.1% year-over-year to US$57.1 million from US$44.9 million in the same period of the prior fiscal year. Non-GAAP net income, which excludes share-based compensation expenses, increased by 24.6% year-over-year to US$60.8 million from US$48.8 million in the same period of the prior fiscal year.

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GAAP income from operations increased by 24.7% year-over-year to US$60.9 million from US$48.9 million in the same period of the prior fiscal year. Non-GAAP income from operations increased by 22.5% year-over-year to US$64.6 million from US$52.7 million in the same period of the prior fiscal year.

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GAAP basic and diluted net income per ADS were US$1.52 and US$1.47, respectively. Non-GAAP basic and diluted net income per ADS were US$1.61 and US$1.57, respectively. Each ADS represents four common shares of the Company.

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Total student enrollments in language training and test preparation courses increased by 18.7% year-over-year to approximately 647,500 from approximately 545,400 in the same period of the prior fiscal year.

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The total number of schools and learning centers increased to 287 as of August 31, 2009, up from 270 as of May 31, 2008. The total number of schools remained at 48, located in 40 cities, as of August 31, 2009. The number of learning centers increased by 17 in the quarter to 239 as of August 31, 2009, up from 222 as of May 31, 2009.

Financial and Student Enrollments Summary – First Quarter 2010

(US$ 000, except per ADS data and student enrollments)

	Q1 of FY2010	Q1 of FY2009	Pct. Change

Net revenues	149,364	118,262	26.3%

Non-GAAP net income (1)	60,767	48,787	24.6%

GAAP Net income	57,066	44,903	27.1%

Non-GAAP operating income (1)	64,632	52,749	22.5%

GAAP Operating income	60,931	48,865	24.7%

Non-GAAP net income per ADS basic (1)(2)	1.61	1.31	23.0%

Non-GAAP net income per ADS diluted (1)(2)	1.57	1.27	23.9%

GAAP Net income per ADS basic (2)	1.52	1.21	25.5%

GAAP Net income per ADS diluted (2)	1.47	1.17	26.4%

Total student enrollments in language training and test preparation courses	647,500	545,400	18.7%

(1)	New Oriental provides net income, operating income, and net income per ADS on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its performance and liquidity. For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

“We are pleased to finish the first quarter of fiscal year 2010 with revenue growth of 26.3% to approximately US$149.4 million and even higher net income growth of 27.1% to over US$57 million,” said Mr. Michael Yu, New Oriental’s chairman and chief executive officer. “Strong first fiscal quarter student enrollments, with enrollment growth in language training and test preparation courses increasing 18.7% year-over-year to over 647,500, drove solid results despite the global economic slowdown and challenges resulting from the H1N1 flu pandemic. We estimate that the H1N1 flu pandemic negatively impacted our top line growth by 2-4% with a more significant negative percentage impact on our bottom line for the quarter. In particular, fear of the H1N1 flu adversely impacted enrollments as we received tens of thousands of inquiries from concerned parents and students, and a large percentage of the students decided not to enroll in New Oriental classes during the summer as an extra precaution. Further, we experienced record cancellations and deferments in enrollments from registered students, and we closed or cancelled classes and summer camps across China whenever an enrolled student was diagnosed with the H1N1 flu, as required by applicable local health regulations. We are hopeful that the adverse effects on our business from the fear of H1N1 will gradually subside as the H1N1 flu vaccine has been made available in China this month and will become widely available across the country with over 60 million doses planned in the months ahead. Our strong financial results in the face of these challenging external factors underline the strength of the New Oriental brand and the important role we play in the lives of Chinese students.”

Mr. Yu continued, “We are delighted and excited to announce that during the quarter we officially launched our customized learning program for 6- to 18-year-olds, offering one-to-one tutoring and small class size tutoring (up to five students per class), in all subjects classes required for the gaokao (Chinese National College Entrance Examination) and zhongkao (Chinese National High School Entrance Examination). This will complement our very successful U-Can program, launched last year targeting class sizes of 20 to 50 students, which recorded over 55,000 enrollments in non-English subjects in its first year. This two-pronged strategy of offering affordable larger classes of 20 or more students and higher priced individualized small and one-to-one classes for school aged students will enable New Oriental to expand our leading position in the multi-billion dollar after-school training market in China, targeting the approximately 190 million students aged 6 to 18 years old. We are targeting over US$25 million in revenue in fiscal year 2010 from non-English U-Can and our new individualized small class offerings, more than triple the revenue generated from U-Can last fiscal year.”

Louis T. Hsieh, New Oriental’s president and chief financial officer, stated, “During the first fiscal quarter notwithstanding the challenges to our business posed by the fear of the H1N1 flu, we saw continued strong growth in our three key growth segments; (i) POP Kids English with enrollments up over 34% to approximately 131,200 and over 40% revenue growth, (ii) English for Middle and High School Students enrollments, including U-Can, up over 18% to approximately 157,800 and over 40% revenue growth, and U-Can non-English all subjects enrollments up over 100% to approximately 32,400, and (iii) Overseas Test Preparation with enrollments up over 14% to approximately 74,800 and over 27% revenue growth. We recorded blended average selling price growth of approximately 9.5% for the quarter, mostly driven by students electing higher priced smaller size class offerings.”

Financial Results for the Fiscal Quarter Ended August 31, 2009

For the first fiscal quarter of 2010, New Oriental reported net revenues of US$149.4 million, representing a 26.3% increase year-over-year.

Net revenues from educational programs and services for the first fiscal quarter were US$142.4 million, representing a 28.1% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the first quarter of fiscal year 2010 increased by 18.7% year-over-year to approximately 647,500 from approximately 545,400 in the same period of the prior fiscal year.

GAAP operating costs and expenses for the quarter were US$88.4 million, a 27.4% increase year-over-year. Non-GAAP operating costs and expenses for the quarter were US$84.7 million, a 29.3% increase year-over-year.

Cost of revenues increased by 23.8% year-over-year to US$47.7 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 57.3% year-over-year to US$15.5 million, primarily due to new program and brand promotion expenses related to POP Kids English, U-Can and the launch of New Oriental’s customized learning program.

GAAP general and administrative expenses were US$25.3 million, a 20.0% increase year-over-year. Non-GAAP general and administrative expenses for the quarter increased by 25.0% year-over-year to US$21.8 million, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased slightly to US$3.7 million in the first quarter of fiscal year 2010 from US$3.9 million in the same period of the prior fiscal year.

GAAP income from operations for the quarter was US$60.9 million, a 24.7% increase from US$48.9 million in the same period of the prior fiscal year, and Non-GAAP income from operations for the quarter was US$64.6 million, compared to US$52.7 million in the same period of the prior fiscal year.

GAAP operating margin for the quarter was 40.8%, compared to 41.3% in the same period of the prior fiscal year. Non-GAAP operating margin for the quarter was 43.3%, compared to 44.6% in the same period of the prior fiscal year. This decline in operating margin was primarily due to increased marketing expenses related to POP Kids English, U-Can and the launch of New Oriental’s customized learning program.

GAAP net income for the quarter was US$57.1 million, representing a 27.1% increase from the same period of the prior fiscal year. Basic and diluted net income per ADS were US$1.52 and US$1.47, respectively.

Non-GAAP net income was US$60.8 million, representing a 24.6% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS were US$1.61 and US$1.57, respectively.

Capital expenditures for the quarter were US$5.2 million, which was primarily used to add a net of 17 new learning centers and remodel older learning centers during the quarter.

As of August 31, 2009, New Oriental had cash and cash equivalents of US$238.7 million, as compared to US$254.8 million as of May 31, 2009. In addition, the Company had US$129.0 million in term deposits at the end of the quarter. Net operating cash flow for the first quarter of fiscal year 2010 was US$61.2 million.

The deferred revenue balance (cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered) at the end of the first quarter of fiscal year 2010 was US$57.9 million, an increase of 36.2% from US$42.6 million at the end of the first quarter of fiscal year 2009.

Outlook for Second Quarter of Fiscal Year 2010

New Oriental expects its total net revenues in the second quarter of fiscal year 2010 (September 1, 2009 to November 30, 2009) to be in the range of US$60.8 million to US$62.8 million, representing year-over-year growth in the range of 23.0% to 27.0%, respectively. We expect our student enrollments to continue to be negatively impacted by fear of the H1N1 flu during our second fiscal quarter. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 20, 2009 U.S. Eastern Time (8 PM on October 20, 2009 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-213-8837
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until October 27, 2009:

International:	+1-617-801-6888
Passcode:	80512116

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2010 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; health epidemics and other outbreaks in China; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the

Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Maria Xin

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5566 x8931
Email:	xinyi@staff.neworiental.org

Ms. Courtney Shike

Brunswick Group LLC

Tel:	+86-10-6566-2256
Email:	cshike@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel:	+1-212 333 3810
Email:	ktellier@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2009	As of May 31 2009
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	238,709	254,772
Restricted cash	541	540
Term deposits	129,027	59,845
Accounts receivable, net	1,985	1,539
Inventory	13,672	15,188
Deferred tax assets-Current	1,855	1,621
Prepaid expenses and other current assets	16,963	14,222

Total current assets	402,752	347,727

Property, plant and equipment, net	112,721	109,785
Land use right, net	3,464	3,485
Amounts due from related parties	396	396
Deferred tax assets	664	1,077
Long term deposit	2,861	2,021
Long term prepaid rent	1,223	1,331
Intangible assets	837	866
Goodwill	2,711	2,712
Long term investment	2	2

Total assets	527,631	469,402

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	8,300	9,295
Accrued expenses and other current liabilities	45,398	29,854
Income tax payable	7,801	3,728
Amount due to related parties	51	102
Deferred revenue	57,941	74,782

Total current liabilities	119,491	117,761

Deferred tax liabilities	149	157

Total long-term liabilities	149	157

Total liabilities	119,640	117,918

Total New Oriental Education & Technology Group Inc. shareholders’ equity	407,991	351,246

Noncontrolling interests (note 1)	0	238

Total equity	407,991	351,484

Total liabilities and equity	527,631	469,402

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2009	2008
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	142,421	111,221
Books and others	6,943	7,041

Total net revenues	149,364	118,262

Operating costs and expenses (note 2):
Cost of revenues	47,652	38,486
Selling and marketing	15,510	9,859
General and administrative	25,271	21,052

Total operating costs and expenses	88,433	69,397

Operating income	60,931	48,865

Other income, net	1,463	1,863

Provision for income taxes	(5,566)	(6,226)
Less: Net income attributable to the noncontrolling interests (note 3)	238	401

Net income attributable to New Oriental Education & Technology Group Inc.	57,066	44,903

Net income per share-basic	0.38	0.30

Net income per share-diluted	0.37	0.29

Net income per ADS-basic (note 4)	1.52	1.21

Net income per ADS-diluted (note 4)	1.47	1.17

Notes:

Note 1: Amount in relation to noncontrolling interest, formerly named minority interest, as of May 31, 2009 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on June 1, 2009

Note 2: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2009	2008
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	193	230
Selling and marketing	54	62
General and administrative	3,454	3,592

Total	3,701	3,884

Note 3: Amount in relation to noncontrolling interest, formerly named minority interest, for the three-month period ended August 31, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on June 1, 2009.

Note 4: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended August 31
	2009	2008
	(Unaudited)	(Unaudited)
	USD	USD

General and administrative expenses	25,271	21,052
Share-based compensation expense in general and administrative expenses	3,454	3,592
Non-GAAP general and administrative expenses	21,817	17,460

Total operating costs and expenses	88,433	69,397
Share-based compensation expenses	3,701	3,884
Non-GAAP operating costs and expenses	84,732	65,513

Operating income	60,931	48,865
Share-based compensation expenses	3,701	3,884

Non-GAAP operating income	64,632	52,749

Operating margin	40.8%	41.3%

Non-GAAP operating margin	43.3%	44.6%

Net income	57,066	44,903
Share-based compensation expense	3,701	3,884
Non-GAAP net income	60,767	48,787

Net income per ADS - basic (note 1)	1.52	1.21
Net income per ADS - diluted (note 1)	1.47	1.17

Non-GAAP net income per ADS - basic (note 1)	1.61	1.31
Non-GAAP net income per ADS - diluted (note 1)	1.57	1.27

Weighted average shares used in calculating basic net income per ADS (note 1)	150,592,959	148,688,611

Weighted average shares used in calculating diluted net income per ADS (note 1)	154,875,557	154,000,783

Note 1: Each ADS represents four common shares.